December 13, 2024

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

       Re: Icahn Enterprises L.P.
           CVR Energy, Inc.
           Schedule TO-T filed December 6, 2024 by Icahn Enterprises Holdings L.P. et. al
           File No. 005-83522
Dear Jesse A. Lynn Esq.:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed December 6, 2024
Cautionary Note on Forward-Looking Statements, page 8

1.     We note your reference to Section 27A of the Securities Act of 1933,
Section 21E of
       the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act.
       The safe harbor provisions of the Private Securities Litigation Reform Act do not
       apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C)
       of the Securities Act of 1933, Section 21E(b)(2)(C) of the Securities Exchange Act of
       1934 and telephone interpretation I.M.2 in the July 2001 Supplement to the Division
       of Corporation Finance   s Manual of Publicly Available Telephone
Interpretations.
       Please revise or delete such references.
2.     We also note the statements that    Icahn Enterprises assumes no
obligation and do not
       intend to update these forward-looking statements    and    [w]e do not
intend to update
       you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this Offer to
Purchase.    Such
 December 13, 2024
Page 2

       statements are inconsistent with the filing persons    obligation to
amend and promptly
       disseminate revised information in the event that its existing disclosure materially changes. See Exchange Act Rule 14d-3(b)(1) and 14d-4(d). Please revise such statements accordingly.
The Offer is subject to certain conditions, page 11

3.     Disclosure in this statement indicates that    [t]he minimum period
during which the
       Offer must remain open following material changes in its terms or the information
       concerning it   will depend on the facts and circumstances then existing
      With a
       view towards improved disclosure, please advise whether this statement is intended to
       be modified by similar disclosure found on page 30 that    in no event
will the Offer
       remain open for fewer than five business days following    material
changes in the
       terms of the Offer.
Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans, page 13

4. Disclosure in this section indicates that if Icahn Enterprises acquires beneficial
       ownership of at least 80% of the Company   s outstanding common stock
through the
       Offer, it may restructure its investment to include the Company with American
       Entertainment Properties Corp. and certain of its subsidiaries in a consolidated group for U.S. federal income tax purposes. With a view towards improved disclosure, please advise what impact, if any, this may have on the stockholders of the Company who do not tender into the Offer or who tender but remain stockholders as a result of proration.
Other Plans, page 14

5. Disclosure in this section indicates that Icahn may, subject to the Tender Offer
       Agreement, acquire additional shares of the Company and may otherwise participate in potential strategic transactions available to the Company which may also entail the
       Icahn Entities acquiring additional equity of the Company. Please reconcile such disclosure with the disclosure on page 25 and elsewhere regarding the Tender Offer
       Agreement and Icahn Entities    obligations thereunder, which appear to
expressly
       prohibit the Icahn Entities from making any such acquisitions.
6. Disclosure in this section also indicates that Icahn Enterprises and its affiliates and the
       Company    currently are considering    (emphasis added) potential
strategic
       transactions available to the Company and its subsidiaries as well as strategic options involving CVR Partners. If these statements are accurate, please provide the disclosure described in Item 1006(c)(1) through (7), including any plans, proposals or negotiations that relate to or would result in, without limitation, any extraordinary transaction involving the Company or any of its subsidiaries or any other material
       change in the Company   s corporate structure or business. Refer to Item
6 of Schedule
       TO.
Conditions of the Tender Offer, page 21

7. Refer to clause (ii) in the first bullet point condition on page 21. Please revise to
       explain what would be considered a    general limitation on prices for,
or trading in,
       securities on any national securities exchange in the United States or in the over-the-
 December 13, 2024
Page 3

       counter market    or delete this language. Similarly, in clause (iv),
please revise to
       explain what would constitute "any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to materially adversely affect, the extension of credit by banks or other financial institutions in the United States or delete.
       Also, note that clause (vi) appears to be a duplicate of clause (iv). Tender Offer Agreement, page 25

8. Disclosure on page 25 indicates that, under the circumstances described, the Icahn
       Entities shall not enter into an agreement to acquire all the outstanding shares or enter into an agreement to increase its beneficial ownership percentage in the Company above 84% of all outstanding shares (emphasis added). With a view towards revised disclosure please advise if such restrictions would prevent the Icahn Entities from doing so if an agreement was not a required step, such as via open market purchases.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions
cc:   Joshua Apfelroth